FORM 6 – K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November, 2025

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, 21 Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva 4913020, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

On November 12, 2025, the Registrant issued a press release announcing its unaudited third quarter 2025 results. A copy of this press release is furnished herewith.

The attached press release is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, regardless of any general incorporation language in such filing.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated November 12, 2025	By: /s/ Doron Kerbel
Doron Kerbel
General Counsel & Company Secretary

Gilat Reports Third Quarter 2025 Results

Revenues Increased by 58%, GAAP Operating Income Rose to $7.5
Million, Adjusted EBITDA Grew to $15.6 Million

Raising Midpoint of 2025 Revenue and Adjusted EBITDA Guidance

Petah Tikva, Israel, November 12,  2025 — Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the third quarter, ended September 30, 2025.

Third Quarter 2025 Financial Highlights

•	Revenues of $117.7 million, compared with $74.6 million in Q3 2024;

~~•~~	GAAP operating income of $7.5 million, compared with GAAP operating income of $6.7 million in Q3 2024;

•	Non-GAAP operating income of $12.8 million, compared with $8.3 million in Q3 2024;

•	GAAP net income of $8.1 million, or $0.14 per diluted share, compared with GAAP net income of $6.8 million, or $0.12 per diluted share, in Q3 2024;

•	Non-GAAP net income of $11.8 million, or $0.19 per diluted share, compared with $8.1 million, or $0.14 per diluted share, in Q3 2024;

•	Adjusted EBITDA of $15.6 million, compared with $10.7 million in Q3 2024.

Forward-Looking Expectations

With results continuing to trend toward the high end of expectations and improved visibility into the remainder of the year, the Company is raising the midpoint of its full-year 2025 financial outlook and narrowing the guidance to revenues between $445 million and $455 million for FY 2025, representing a higher revenue growth rate of approximately 47% at the midpoint. Previously, management had expected revenue for 2025 between $435 million and $455 million.

Adjusted EBITDA for 2025 is now expected to be between $51 million and $53 million for a higher growth rate of approximately 23% at the midpoint, compared to the previous guidance for Adjusted EBITDA to be between $50 million and $53 million.

Management Commentary

Adi Sfadia, Gilat's CEO, commented: “Gilat delivered another strong quarter with significant growth and continued successful execution whilst generating robust cash from operations. Our competitive edge in satellite communications and success in next-generation programs, from VHTS to NGSO constellations and ESA solutions for IFC and Defense programs, are clearly translating into strong bookings of orders and growing demand. The $66 million private placement we completed this quarter reflects investor confidence in our strategy and combined with our strong cash generation from operations, provides additional resources to support our next phase of growth.”

Mr. Sfadia added, “Gilat Defense achieved new milestones with multi-million dollar orders from the U.S. Department of Defense and the Israeli Ministry of Defense, while our Commercial division recorded major wins for the SkyEdge IV platform and Gilat Stellar Blu’s Sidewinder ESA terminals. Gilat Peru also secured an order for $25 million from Pronatel,  which is in addition to the $60 million that was reported in the beginning of Q3, for a total of $85 million.  These awards reinforce Gilat Peru's role in Peru's digital inclusion programs. We continued to strengthen our technology leadership with the industry’s first-to-market integration of AI into our Network Management System, bringing automation and intelligence to satellite network operations.”

Mr. Sfadia concluded, “These achievements underscore the strength of our diversified solution portfolio, our commitment to innovation and our ability to integrate new products and acquired businesses. With a strong balance sheet, robust backlog, and accelerating demand for multi-orbit solutions, we are excited about our potential growth opportunities, both organically and through acquistions.”

Key Recent Announcements

•	Gilat Receives $7 Million Order for In-Flight Connectivity Solution
•	Gilat Receives $42 Million in Orders from a Leading Satellite Operator for its Multi-Orbit SkyEdge IV Platform
•	Gilat Receives Over $7 Million Orders to Supply Transportable SATCOM Terminals to the U.S. Army
•	Gilat Announces Private Placement of US$66 Million to Institutional and Accredited Investors
•	Gilat Receives More Than $7 Million Order to Provide the U.S. DoD with Transportable SATCOM Terminals
•	Gilat Receives an Additional $25 Million Agreement to Advance Digital Inclusion in Peru
•	Gilat Awarded Over $60 Million for Stellar Blu ESA Sidewinder Terminals
•	Gilat Receives a Multimillion Contract from Israel’s Ministry of Defense for Advanced Strategic Defense SATCOM Project

Conference Call Details

Gilat’s management will discuss its third quarter 2025 results and business achievements and participate in a question-and-answer session:

Date:	Wednesday, November 12, 2025
Start:	09:30 AM EST / 16:30 IST

A simultaneous webcast of the conference call will be available through this link: https://www.veidan-conferencing.com/gilat

Or Dial-in:	US: 1-888-407-2553
International: +972-3-918-0609

The webcast will also be archived for a period of 30 days on the Company’s website https://www.gilat.com and through the link above.

Non-GAAP Measures

The attached unaudited summary consolidated financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). To supplement the summary consolidated financial statements presented in accordance with GAAP, the Company presents non-GAAP measurements of gross profit, operating expenses, operating income, income before taxes on income, net income, Adjusted EBITDA, and earnings per share. The adjustments to the Company’s GAAP results are made with the intent of providing both management and investors with a more complete understanding of the Company’s underlying operational results, trends, and performance. Non-GAAP financial measures mainly exclude, if and when applicable, the effect of stock-based compensation, amortization of purchased intangibles, lease incentive amortization, other non-recurring expenses, other integration expenses, other operating expenses (income), net, and income tax effect on the relevant adjustments.

Adjusted EBITDA is presented to compare the Company’s performance to that of prior periods and evaluate the Company’s financial and operating results on a consistent basis from period to period. The Company also believes this measure, when viewed in combination with the Company’s financial results prepared in accordance with GAAP, provides useful information to investors to evaluate ongoing operating results and trends. Adjusted EBITDA, however, should not be considered as an alternative to operating income or net income for the period and may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Adjusted EBITDA is not a measure of financial performance under GAAP and may not be comparable to other similarly titled measures for other companies. Reconciliation between the Company's net income and adjusted EBITDA is presented in the attached summary consolidated financial statements.

Non-GAAP presentations of gross profit, operating expenses, operating income, income before taxes on income, net income, adjusted EBITDA and earnings per share should not be considered in isolation or as a substitute for any of the consolidated statements of operations prepared in accordance with GAAP, or as an indication of Gilat’s operating performance or liquidity.

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With over 35 years of experience, we develop and deliver deep technology solutions for satellite, ground, and new space connectivity, offering next-generation solutions and services for critical connectivity across commercial and defense applications.  We believe in the right of all people to be connected and are united in our resolution to provide communication solutions to all reaches of the world.

Together with our wholly owned subsidiaries, Gilat Wavestream, Gilat DataPath, and Gilat Stellar Blu, we offer integrated, high-value solutions supporting multi-orbit constellations, Very High Throughput Satellites (VHTS), and Software-Defined Satellites (SDS) via our Commercial and Defense Divisions. Our comprehensive portfolio is comprised of a cloud-based platform and modems; high-performance satellite terminals; advanced Satellite On-the-Move (SOTM) antennas and ESAs; highly efficient, high-power Solid State Power Amplifiers (SSPA) and Block Upconverters (BUC) and includes integrated ground systems for commercial and defense markets, field services, network management software, and cybersecurity services.

Gilat’s products and tailored solutions support multiple applications including government and defense, IFC and mobility, broadband access, cellular backhaul, enterprise, aerospace, broadcast, and critical infrastructure clients all while meeting the most stringent service level requirements. For more information, please visit: http://www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel, including those related to the hostilities between Israel and Hamas. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:

Gilat Satellite Networks
Hagay Katz, Chief Products and Marketing Officer
PublicRelations@gilat.com

Alliance Advisors
GilatIR@allianceadvisors.com
Phone: +1 212 838 3777

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except share and per share data)

	Nine months ended		Three months ended
	September 30,		September 30,
	2025	2024	2025	2024
	Unaudited		Unaudited

Revenues	$314,698	$227,320	$117,691	$74,611
Cost of revenues	219,642	145,010	82,960	46,928

Gross profit	95,056	82,310	34,731	27,683

Research and development expenses, net	35,424	28,028	11,494	9,481
Selling and marketing expenses	25,542	20,724	9,075	6,615
General and administrative expenses	19,849	20,676	6,822	6,162
Other operating expenses (income), net	3,758	(2,045)	(206)	(1,320)

Total operating expenses	84,573	67,383	27,185	20,938

Operating income	10,483	14,927	7,546	6,745

Financial income (expenses), net	(3,178)	1,441	(992)	662

Income before taxes on income	7,305	16,368	6,554	7,407

Taxes on income	4,627	(3,283)	1,544	(588)

Net income	$11,932	$13,085	$8,098	$6,819

Earnings per share (basic and diluted)	$0.21	$0.23	$0.14	$0.12

Weighted average number of shares used in
computing earnings per share
Basic	57,546,606	57,016,883	58,477,579	57,017,032
Diluted	58,077,156	57,016,883	59,852,657	57,017,032

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP CONSOLIDATED STATEMENTS OF INCOME
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Three months ended			Three months ended
	September 30, 2025			September 30, 2024
	GAAP	Adjustments (*)	Non-GAAP	GAAP	Adjustments (*)	Non-GAAP
	Unaudited			Unaudited

Gross profit	$34,731	2,774	$37,505	$27,683	755	$28,438
Operating expenses	27,185	(2,526)	24,659	20,938	(767)	20,171
Operating income	7,546	5,300	12,846	6,745	1,522	8,267
Income before taxes on income	6,554	5,300	11,854	7,407	1,522	8,929
Net income	$8,098	3,685	$11,783	$6,819	1,325	$8,144

Basic earnings per share	$0.14	$0.06	$0.20	$0.12	$0.02	$0.14

Diluted earnings per share	$0.14	$0.05	$0.19	$0.12	$0.02	$0.14

Weighted average number of shares used in
computing earnings per share
Basic	58,477,579		58,477,579	57,017,032		57,017,032
Diluted	59,852,657		60,839,694	57,017,032		57,017,032

(*)
Adjustments reflect the effect of stock-based compensation as per ASC 718, amortization of purchased intangibles, other operating expenses (income), net, other integration expenses and income tax effect on such adjustments which is calculated using the relevant effective tax rate.

	Three months ended	Three months ended
	September 30, 2025	September 30, 2024
	Unaudited	Unaudited

GAAP net income	$8,098	$6,819

Gross profit
Stock-based compensation expenses	215	85
Amortization of purchased intangibles	2,559	596
Other integration expenses	-	74
	2,774	755
Operating expenses
Stock-based compensation expenses	1,436	696
Stock-based compensation related to business combination	-	1,131
Amortization of purchased intangibles	1,120	248
Other operating expenses (income), net	(206)	(1,320)
Other integration expenses	176	12
	2,526	767

Taxes on income	(1,615)	(197)

Non-GAAP net income	$11,783	$8,144

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP CONSOLIDATED STATEMENTS OF INCOME
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Nine months ended			Nine months ended
	September 30, 2025			September 30, 2024
	GAAP	Adjustments (*)	Non-GAAP	GAAP	Adjustments (*)	Non-GAAP
	Unaudited			Unaudited

Gross profit	$95,056	6,142	$101,198	$82,310	3,098	$85,408
Operating expenses	84,573	(10,658)	73,915	67,383	(4,180)	63,203
Operating income	10,483	16,800	27,283	14,927	7,278	22,205
Income before taxes on income	7,305	16,800	24,105	16,368	7,278	23,646
Net income	11,932	13,639	25,571	13,085	6,628	19,713

Basic earnings per share	$0.21	$0.23	$0.44	$0.23	$0.12	$0.35

Diluted earnings per share	$0.21	$0.22	$0.43	$0.23	$0.12	$0.35

Weighted average number of shares used in
computing earnings per share
Basic	57,546,606		57,546,606	57,016,883		57,016,883
Diluted	58,077,156		58,961,990	57,016,883		57,047,599

(*)
Adjustments reflect the effect of stock-based compensation as per ASC 718, amortization of purchased intangibles, other operating expenses (income), net. other non-recurring expenses, other integration expenses and income tax effect on such adjustments which is calculated using the relevant effective tax rate.

	Nine months ended September 30, 2025	Nine months ended September 30, 2024
	Unaudited	Unaudited

GAAP net income	$11,932	$13,085

Gross profit
Stock-based compensation expenses	617	385
Amortization of purchased intangibles	5,461	2,023
Other non-recurring expenses	-	466
Other integration expenses	64	224
	6,142	3,098
Operating expenses
Stock-based compensation expenses	3,420	2,118
Stock-based compensation related to business combination	(313)	3,297
Amortization of purchased intangibles	3,273	772
Other operating expenses (income), net	3,758	(2,045)
Other integration expenses	520	38
	10,658	4,180

Taxes on income	(3,161)	(650)

Non-GAAP net income	$25,571	$19,713

GILAT SATELLITE NETWORKS LTD.
SUPPLEMENTAL INFORMATION
U.S. dollars in thousands

ADJUSTED EBITDA:

	Nine months ended		Three months ended
	September 30,		September 30,
	2025	2024	2025	2024
	Unaudited		Unaudited

GAAP net income	$11,932	$13,085	$8,098	$6,819
Adjustments:
Financial expenses (income), net	3,178	(1,441)	992	(662)
Taxes on income	(4,627)	3,283	(1,544)	588
Stock-based compensation expenses	4,037	2,503	1,651	781
Stock-based compensation related to business combination	(313)	3,297	-	1,131
Depreciation and amortization (*)	16,458	10,709	6,412	3,266
Other operating expenses (income), net	3,758	(2,045)	(206)	(1,320)
Other non-recurring expenses	-	466	-	-
Other integration expenses	584	262	176	86

Adjusted EBITDA	$35,007	$30,119	$15,579	$10,689

(*) Including amortization of lease incentive

SEGMENT REVENUES:

	Nine months ended		Three months ended
	September 30,		September 30,
	2025	2024	2025	2024
	Unaudited		Unaudited

Commercial	$206,234	$118,380	$72,957	$33,787
Defense	67,094	68,398	24,090	30,994
Peru	41,370	40,542	20,644	9,830

Total revenues	$314,698	$227,320	$117,691	$74,611

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	September 30,	December 31,
	2025	2024
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$154,451	$119,384
Restricted cash	430	853
Trade receivables, net	54,381	49,600
Contract assets	14,703	24,941
Inventories	51,344	38,890
Other current assets	44,680	21,963

Total current assets	319,989	255,631

LONG-TERM ASSETS:
Restricted cash	15	12
Long-term contract assets	7,890	8,146
Severance pay funds	6,693	5,966
Deferred taxes	18,222	11,896
Operating lease right-of-use assets	5,593	6,556
Other long-term assets	18,633	5,288

Total long-term assets	57,046	37,864

PROPERTY AND EQUIPMENT, NET	72,849	70,834

INTANGIBLE ASSETS, NET	58,160	12,925

GOODWILL	167,706	52,494

TOTAL ASSETS	$675,750	$429,748

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED BALANCE SHEETS (Cont.)
U.S. dollars in thousands

	September 30,	December 31,
	2025	2024
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loan	$3,750	$-
Trade payables	13,534	17,107
Accrued expenses	52,648	45,368
Advances from customers and deferred revenues	81,407	18,587
Operating lease liabilities	2,782	2,557
Other current liabilities	31,519	17,817

Total current liabilities	185,640	101,436

LONG-TERM LIABILITIES:
Long-term loans	55,525	2,000
Accrued severance pay	7,249	6,677
Long-term advances from customers and deferred revenues	140	580
Operating lease liabilities	2,975	4,014
Other long-term liabilities	33,620	10,606

Total long-term liabilities	99,509	23,877

SHAREHOLDERS' EQUITY:
Share capital - ordinary shares of NIS 0.2 par value	3,199	2,733
Additional paid-in capital	1,014,112	943,294
Accumulated other comprehensive loss	(3,170)	(6,120)
Accumulated deficit	(623,540)	(635,472)

Total shareholders' equity	390,601	304,435

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$675,750	$429,748

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Nine months ended		Three months ended
	September 30,		September 30,
	2025	2024	2025	2024
	Unaudited		Unaudited
Cash flows from operating activities:
Net income	$11,932	$13,085	$8,098	$6,819
Adjustments required to reconcile net income
to net cash provided by operating activities:
Depreciation and amortization	16,302	10,542	6,360	3,209
Stock-based compensation expenses	3,724	5,800	1,651	1,912
Accrued severance pay, net	(155)	(17)	(79)	(77)
Deferred taxes, net	(6,325)	1,536	(2,092)	(188)
Decrease (increase) in trade receivables, net	(10,613)	(7,019)	(1,379)	10,715
Decrease (increase) in contract assets	10,453	(2,987)	(6,099)	(5,969)
Decrease (increase) in other assets and other adjustments (including short-term, long-term and effect of exchange rate changes on cash, cash equivalents and restricted cash)	12,070	3,071	316	(2,441)
Increase in inventories	(3,358)	(2,472)	(3,454)	(3,446)
Increase (decrease) in trade payables	(19,375)	5,080	(4,685)	1,501
Increase in accrued expenses	1,027	2,675	5,614	4,904
Increase (decrease) in advances from customers and deferred revenues	8,625	(12,162)	24,051	(2,676)
Increase (decrease) in other liabilities	2,668	(1,745)	142	432
Net cash provided by operating activities	26,975	15,387	28,444	14,695

Cash flows from investing activities:
Purchase of property, equipment and intangible assets	(8,260)	(4,095)	(4,004)	(1,445)
Investment in other asset	(3,500)	-	-	-
Acquisitions of subsidiary, net of cash acquired	(104,943)	-	-	-
Net cash used in investing activities	(116,703)	(4,095)	(4,004)	(1,445)

Cash flows from financing activities:
Repayment of credit facility, net	-	(7,453)	-	-
Repayment of short-term debts	-	(4,043)	-	(2,703)
Proceeds from short-term debts	-	6,770	-	5,301
Proceeds from long-term loan, net of associated costs	58,970	-	-	-
Repayment of long-term loan	(1,500)	-	(750)	-
Proceeds from issuance of Ordinary shares in a private placement, net	65,325	-	65,325	-
Proceeds from exercise of stock options	166	-	166	-
Net cash provided by (used in) financing activities	122,961	(4,726)	64,741	2,598

Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,414	(558)	298	160

Increase in cash, cash equivalents and restricted cash	34,647	6,008	89,479	16,008

Cash, Cash equivalents and Restricted cash at the Beginning of the Period	120,249	104,751	65,417	94,751

Cash, cash equivalents and restricted cash at the end of the period	$154,896	$110,759	$154,896	$110,759